Exhibit 1

FORM 51-102F4
BUSINESS ACQUISITION REPORT

Item 1.	Identity of Company

1.1	Name and Address of Company

Paramount Resources Ltd. (“Paramount”) 4700 – 888 Third Street S.W. Calgary, Alberta T2P 5C5

1.2	Executive Officer

The name and business telephone number of an executive officer of Paramount who is knowledgeable about the business acquisition and this report, and who may be contacted in connection with this report is James H. T. Riddell, President and Chief Operating Officer of Paramount, at (403) 290-3600.

Item 2.	Details of Acquisition

2.1	Nature of Business Acquired

On June 30, 2004, Paramount completed the acquisition from Enerplus Commercial Trust of oil and natural gas assets in the Kaybob area of central Alberta (the “Kaybob Acquired Properties”) and in the Fort Liard area of the Northwest Territories and northeast British Columbia (the “Fort Liard Acquired Properties” and with the Kaybob Acquired Properties collectively the “Acquired Properties”), for $185.1 million, after adjustments. The Acquired Properties are producing approximately 10,000 Boe/d, comprised of 40 MMcf/d natural gas and 3,300 Bbl/d of oil and natural gas liquids. The proved reserves attributable to the Acquired Properties as of the effective date of June 1, 2004, on a forecast prices and costs basis, are estimated to be approximately 47.2 Bcf of natural gas and 4.4 million Bbl of oil and natural gas liquids, or a total of 12.3 million Boe; and proved plus probable reserves of approximately 93.6 Bcf of natural gas and 6.7 million Bbl of oil and natural gas liquids, or a total of 22.2 million Boe. Additional information regarding the Acquired Properties, including reserves information prepared in accordance with National Instrument 51-101, is contained in Appendix A.

2.2	Date of Acquisition

The acquisition was completed on June 30, 2004 with an effective date of June 1, 2004.

2.3	Consideration

The purchase price for this acquisition was $185.1 million, after adjustments, paid in cash. The transaction was financed through a public offering of US $125 million principal amount of 8 7/8 percent Senior Notes due 2014 under Paramount’s prospectus supplement dated June 24, 2004 to Paramount’s base short form shelf prospectus dated June 17, 2004. The remaining purchase price was provided by an existing credit facility.

2.4	Effect on Financial Position

The acquisition of the Acquired Properties is not anticipated to result in any material change to the business affairs of Paramount or the Acquired Properties. The Acquired Properties are adjacent to or near Paramount’s existing properties at Kaybob, Fort Liard and northeast British Columbia. Kaybob is Paramount’s largest core area. The acquisition will complement Paramount’s existing production in those areas and provide additional facility synergies and development drilling opportunities.

2.5	Prior Valuations

None

2.6	Parties to Transaction

Not applicable

2.7	Date of Report

September 10, 2004

Item 3.	Financial Statements

Appendix B contains Schedules of Revenues, Royalties, and Operating Expenses and Auditor’s Reports of PricewaterhouseCoopers LLP thereon for the Acquired Properties for the year ended December 31, 2003 and unaudited Schedules of Revenues, Royalties and Operating Expenses for the Acquired Properties for the three months ended March 31, 2004 and 2003. Appendix C contains unaudited pro forma consolidated financials statements of Paramount Resources Ltd. and a compilation report of Ernst & Young LLP giving effect to the acquisition of the Acquired Properties.

APPENDIX A

INFORMATION RELATING TO THE ACQUIRED PROPERTIES

INFORMATION RELATING TO THE ACQUIRED PROPERTIES

Definitions and Important Notice

In this Appendix A and the Business Acquisition Report to which this Appendix A is attached, the following terms and phrases have the meanings indicated:

“bbl”, “bbls”, “Mbbls” and “MMbbls” mean barrel, barrels, thousand barrels and million barrels, respectively;

“bbls/d” means barrels per day;

“Boe” and “Boe/d” means barrels of oil equivalent and barrels of oil equivalent per day, respectively;

“developed acreage” means acreage on which we have a productive well;

“Mcf”, “MMcf” and “Bcf” mean thousand cubic feet, million cubic feet and billion cubic feet, respectively;

“Mcfe”, “MMcfe” and “Bcfe” mean thousand cubic feet equivalent, million cubic feet equivalent and billion cubic feet equivalent, respectively;

“MMBtu/d” means millions of British thermal units per day;

“MMcf/d” means million cubic feet per day;

“MMcfe/d” means million cubic feet equivalent per day;

“production” means production attributable to our working interest in a property after deducting royalties;

“reserves” means proved reserves attributable to our working interest in a property after deducting royalties;

“undeveloped acreage” means acreage on which we do not have a productive well and includes exploratory acreage; and

“WTI” means West Texas Intermediate grade oil at a reference sales point in Cushing, Oklahoma, a common benchmark for oil.

The gross number of wells drilled by us means the total number of wells drilled on properties in which we have a working interest.

The net number of wells drilled means the product of the total number of wells drilled on properties in which we have a working interest multiplied by our working interests in such wells.

Productive wells are producing wells and wells capable of production. Our gross productive wells means the total number of productive wells in which we have a working interest.

Our net productive wells means the product of the total number of productive wells in which we have a working interest multiplied by our working interests in such wells.

Our gross acreage means the total acreage in which we have an interest and our net acreage means the product of the total acreage in which we have an interest multiplied by our interest in such acreage.

This Appendix A and the Business Acquisition Report to which this Appendix A is attached contains disclosure respecting oil and gas production expressed as Boe, Boe/d, “Mcfe”, “MMcfe”, “MMcfe/d” or “Bcfe” (see definitions above). All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

DESCRIPTION OF ACQUIRED PROPERTIES

Kaybob

The interests in the Kaybob Acquired Properties have current production of approximately 20 MMcf/d of natural gas and approximately 3,300 bbls/d of crude oil and natural gas liquids. The oil and gas properties in the area are primarily mature producing properties. Through the acquisition we acquired working interests ranging from 10%-50% in the pools associated with the Kaybob Acquired Properties. These Kaybob assets will provide us with a number of properties that we expect will permit us to exploit the expertise that we have developed in the area.

Liard, Northwest Territories/Northeast British Columbia

The Fort Liard Acquired Properties have four producing wells in the Northwest Territories which are currently producing approximately 20 MMcf/d of natural gas. Through the acquisition we acquired working interests of 43% in three of the wells and 15% in one of the wells. Prior to the acquisition, we had working interests of 2.8% and 6.9% in the three wells and one well referred to above, respectively. In addition, a new well was drilled and completed in June 2004 on the Fort Liard Acquired Properties, which well reached a total depth of 4,324 meters, and a stimulation and testing program is now underway. With the acquisition now completed, we currently have a 46.2% interest in this well.

In northeast British Columbia, the acquisition consisted of undeveloped lands in the Maxhamish area with no production or reserves currently assigned to these properties. The working interests acquired in the lands range from 25%-100%.

OIL AND NATURAL GAS RESERVES

The reserves attributable to the Acquired Properties have been evaluated in accordance with National Instrument 51-101 by Sproule Associates Limited (“Sproule”), a firm of independent petroleum engineers, in a report of Sproule dated June 3, 2004 and effective June 1, 2004. The following is a summary of the oil, natural gas liquids and natural gas reserves attributable to the Acquired Properties and the estimated net present values of future net revenues associated with such reserves, on both a constant and forecast prices and costs basis, as evaluated by Sproule. The tables summarize the data contained in the evaluations and as a result may contain slightly different numbers than the evaluations due to rounding. Additionally, the numbers in the tables may not add due to rounding.

     All future net revenues are stated prior to provision for interest, general and administrative expenses and after deduction of royalties and estimated future capital expenditures. It should not be assumed that the present worth of estimated future cash flows shown below is representative of the fair market value of the reserves. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of the oil, natural gas liquids and natural gas reserves provided below are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided below. Readers should read the definitions and information contained in this Appendix A in conjunction with the following tables and notes.

Summary of Oil and Gas Reserves on a Constant Prices and Costs basis
As of June 1, 2004

			Light and		Natural Gas
	Natural Gas(a)		Medium Crude Oil		Liquids(b)		Total
Reserves Category	Gross(d)	Net(e)	Gross(d)	Net(e)	Gross(d)	Net(e)	Gross(d)	Net(e)
	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcfe)	(MMcfe)
Proved
Developed producing	49,446	37,303	2,943	2,424	2,233	1,416	80,506	60,344
Developed non-producing	2,304	1,690	—	—	—	—	2,305	1,691
Undeveloped	—	43	—	—	—	—	—	43

Total proved(c)	51,750	39,036	2,943	2,424	2,233	1,416	82,810	62,078

(a)	Natural gas includes sulphur and solution gas equivalents.

(b)	Natural gas liquids includes propane, butane and pentaneplus equivalents.

(c)	Columns may not add due to rounding.

(d)	Gross means company interest reserves before royalties.

(e)	Net means company interest reserves after royalties.

Net Present Value of Future Net Revenues—Constant Prices and Costs

	Net Present Value of Future Revenue
	Before Income Taxes Discounted at					After Income Taxes Discounted at
Reserves Category ($ millions)	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Developed producing	286	245	215	192	174	233	196	171	151	137
Developed non-producing	6	5	5	5	5	3	3	3	3	3
Undeveloped	—	—	—	—	—	—	—	—	—	—

Total proved(a)	292	250	220	197	179	236	200	174	154	139

(a)	Columns may not add due to rounding.

Notes:

(1)	The estimated net present value of future net revenue does not include the Alberta Royalty Tax Credit.

(2)	Natural gas reserves are reported at a base pressure of 14.65 pounds per square inch and a base temperature of 60ºF.

(3)	Prices for oil F.O.B. Edmonton are based upon 40º to 45º API having less than 0.5% sulphur. Prices for natural gas are based upon a base pressure of 14.65 pounds per square inch and base temperature of 60ºF. The wellhead oil prices were adjusted for quality and transportation to reflect the actual price to be received. The natural gas prices were adjusted, where necessary, only for heating values and the differing costs of service applied by various purchasers. The natural gas liquids prices were adjusted to reflect current prices received.

(4)	The constant price and costs case assumes the continuance of product prices at June 1, 2004, and operating costs projected for 2004, and the continuance of current laws and regulations. Product prices have not been escalated beyond this date nor have operating and capital costs been increased on an inflationary basis. The future net revenue to be received from the production for the reserves was based on an exchange rate of Cdn$1.00=US$0.734 and the following prices:

	Edmonton	Alberta	B.C.			Pentanes
	Par Price	AECO-C Spot	Westcoast	Propanes	Butanes	Plus	Sulphur
	($/stb)(a)	($/mcf)	($/mcf)	($/bbl)	($/bbl)	($/bbl)	($/lt)(b)
June 1, 2004	52.72	7.33	7.13	33.18	41.29	56.10	40.00

(a)	“stb” means stock tank barrel.

(b)	“lt” means long tons.

(5)	The undiscounted total future net revenue for Proved reserves as of June 1, 2004, using constant price and costs, is set forth below:

						Future		Future
						Net		Net
						Revenue		Revenue
					Well	Before		After
Reserves Category			Operating	Development	Abandonment	Income	Income	Income
($ millions)	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes	Taxes
Proved	628	146	174	12	3	292	56	237

(6)	The net present value of future net revenue for proved reserves by production group as of June 1, 2004, using constant price and costs and discounted at 10% per year, is set forth below:

		Future Net Revenue
		Before Income Taxes
Reserves Category ($ millions)	Production Group	(discounted at 10%)
Proved	Natural gas(a)	$144
	Light and medium crude oil(b)	$72

(a)	Natural gas includes associated sulphur, natural gas liquids, propane, butane and pentaneplus, but excludes solution gas from oil wells.

(b)	Light and medium crude oil includes solution gas and associated natural gas liquids.

(7)	The volume of gross and net company Proved production estimated by Sproule for the period from June 1, 2004 to December 31, 2004 in preparing the estimated net present values of future net revenue is as follows:

Proved
Gross(a)
Natural gas (MMcf)(c)	7,801
Light and medium crude oil (Mbbl)	368
Natural gas liquids (Mbbl)(d)	258

Total Gross (MMcfe)(e)	11,557

Net(b)
Natural gas (MMcf)(c)	5,826
Light and medium crude oil (Mbbl)	269
Natural gas liquids (Mbbl)(d)	167

Total Net (MMcfe)(e)	8,433

(a)	Gross means company interest before royalties.

(b)	Net means company interest after royalties.

(c)	Natural gas includes sulphur and solution gas equivalents.

(d)	Natural gas liquids includes propane, butane and pentaneplus equivalents.

(e)	Column may not add due to rounding.

(8)	The amount of development costs deducted in the estimation of net present value of future net revenue is as follows:

	2004E		2005E		2006E		2007E		2008E
Reserve Category ($ millions)	0%	10%	0%	10%	0%	10%	0%	10%	0%	10%
Proved
Constant Price Case	3.5	3.4	1.4	1.2	0.7	0.5	0.7	0.5	0.6	0.4

Summary of Oil and Gas Reserves on a Forecast Prices and Costs basis
As of June 1, 2004

			Light and		Natural Gas
	Natural Gas(a)		Medium Crude Oil		Liquids(b)		Total
Reserves Category	Gross(d)	Net(e)	Gross(d)	Net(e)	Gross(d)	Net(e)	Gross(d)	Net(e)
	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcfe)	(MMcfe)
Proved
Developed producing	45,341	34,612	2,536	2,071	1,874	1,209	71,801	54,288
Developed non-producing	2,289	1,692	—	—	—	—	2,290	1,692
Undeveloped	—	43	—	—	—	—	—	43

Total proved(c)	47,630	36,347	2,536	2,071	1,874	1,209	74,091	56,023

(a)	Natural gas includes sulphur and solution gas equivalents.

(b)	Natural gas liquids includes propane, butane and pentaneplus equivalents.

(c)	Columns may not add due to rounding.

(d)	Gross means company interest reserves before royalties.

(e)	Net means company interest reserves after royalties.

Net Present Value of Future Net Revenues—Forecast Prices and Costs

	Net Present Value of Future Revenue
	Before Income Taxes Discounted at					After Income Taxes Discounted at
Reserves Category ($ millions)	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Developed producing	173	156	143	133	124	146	130	118	109	101
Developed non-producing	5	5	5	4	4	3	3	2	2	2
Undeveloped	—	—	—	—	—	—	—	—	—	—

Total proved(a)	178	161	148	137	128	149	133	120	111	103

(a)	Columns may not add due to rounding.

Notes:

(1)	The estimated net present value of future net revenue does not include the Alberta Royalty Tax Credit.

(2)	Natural gas reserves are reported at a base pressure of 14.65 pounds per square inch and a base temperature of 60ºF.

(3)	Prices for oil F.O.B. Edmonton are based upon 40º to 45º API having less than 0.5% sulphur. Prices for natural gas are based upon a base pressure of 14.65 pounds per square inch and base temperature of 60ºF. The wellhead oil prices were adjusted for quality and transportation to reflect the actual price to be received. The natural gas prices were adjusted, where necessary, only for heating values and the differing costs of service applied by various purchasers. The natural gas liquids prices were adjusted to reflect current prices received.

(4)	The forecast price and cost case assumes the continuance of current laws and regulations, and any increase in selling prices also takes inflation into account. The estimated future net revenue to be received from the production of the reserves was based on an inflation rate of 1.5% per year, an exchange rate Cdn $1.00 = US$0.75 and the following price forecasts supplied by Sproule and effective June 1, 2004:

Forecast Prices and Costs

	Oil		Gas	NGL's and Sulphur
		Edmonton	Natural	Pentanes Plus	Butanes	Propane
	WTI Cushing	Par Price	Gas AECO	F.O.B.	F.O.B.	F.O.B.	Plant Gate
	Oklahamon	40 Degree API	Gas Prices	Field Gate	Field Gate	Field Gate	Sulphur
	($US/bbl)	($Cdn/bbl)	($Cdn/MMBtu)	($Cdn/bb)	($Cdn/bb)	($Cdn/bbl)	($Cdn/lt)
2004 (5 month estimate)	37.87	48.99	7.66	50.17	36.51	32.28	40.00
2005	33.87	43.68	6.96	44.73	32.55	28.78	30.45
2006	28.27	36.22	5.76	37.09	25.65	22.67	20.60
2007	26.14	33.37	4.91	34.17	23.63	20.89	15.69
2008	26.53	33.87	4.98	34.69	23.98	21.20	15.92

(a)	“lt” means long tons.

(5)	The undiscounted total future net revenue for Proved reserves as of June 1, 2004, using forecast price and costs, is set forth below:

						Future		Future
						Net		Net
						Revenue		Revenue
					Well	Before		After
Reserves Category			Operating	Development	Abandonment	Income	Income	Income
($ millions)	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes	Taxes
Proved	436	101	142	10	4	179	30	149

(6)	The net present value of future net revenue for proved reserves by production group as of June 1, 2004, using forecast prices and costs and discounted at 10% per year, is set forth below:

		Future Net Revenue
		Before Income Taxes
Reserves Category ($ millions)	Production Group	(discounted at 10%)
Proved	Natural gas(a)	$101
	Light and medium crude oil(b)	$44

(a)	Natural gas includes associated sulphur, natural gas liquids, propane, butane and pentaneplus, but excludes solution gas from oil wells.

(b)	Light and medium crude oil includes solution gas and associated natural gas liquids.

(7)	The volume of gross and net company Proved production estimated by Sproule for the period from June 1, 2004 to December 31, 2004 in preparing the estimated net present values of future net revenue is as follows:

Proved
Gross(a)
Natural gas (MMcf)(c)	7,801
Light and medium crude oil (Mbbl)	368
Natural gas liquids (Mbbl)(d)	258

Total Gross (MMcfe)(e)	11,557

Net(b)
Natural gas (MMcf)(c)	5,815
Light and medium crude oil (Mbbl)	265
Natural gas liquids (Mbbl)(d)	168

Total Net (MMcfe)(e)	8,409

(a)	Gross means company interest before royalties.

(b)	Net means company interest after royalties.

(c)	Natural gas includes sulphur and solution gas equivalents.

(d)	Natural gas liquids includes propane, butane and pentaneplus equivalents.

(e)	Column may not add due to rounding.

(8)	The amount of development costs deducted in the estimation of net present value of future net revenue is as follows:

	2004E		2005E		2006E		2007E		2008E
Reserve Category ($ millions)	0%	10%	0%	10%	0%	10%	0%	10%	0%	10%
Proved
Forecast Price Case	3.5	3.4	1.4	1.2	0.7	0.5	0.6	0.4	0.6	0.4

APPENDIX B

AUDITORS REPORTS OF PRICEWATERHOUSECOOPERS LLP AND
SCHEDULES OF REVENUES, ROYALTIES AND OPERATING EXPENSES

April 2, 2004

Auditors’ Report

To the Management of
Chevron Canada Resources

At the request of Chevron Canada Resources, we have audited the schedule of revenues, royalties and operating expenses for the year ended December 31, 2003 for the Kaybob properties. This financial information is the responsibility of management. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation.

In our opinion, the schedule of revenues, royalties and operating expenses presents fairly, in all material respects, the revenues, royalties and operating expenses for the Kaybob properties for the year ended December 31, 2003 in accordance with the basis of accounting disclosed in the notes.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Calgary, Alberta

Chevron Canada Resources

Kaybob Properties
Schedule of Revenues, Royalties and Operating Expenses

(in thousands of Canadian dollars)

		Three Months Ended
	Year Ended December 31	March 31
	2003	2004	2003
		(unaudited)
Revenues	$162,391	$38,782	$52,435
Royalties	(44,483)	(11,002)	(12,892)

	117,908	27,780	39,543
Operating Expenses	(23,928)	(6,050)	(6,165)

Excess of Revenue Over Operating Expenses	93,980	21,730	33,378

See accompanying notes to schedule of Revenues, Royalties, and Operating Expenses for the Properties.

Chevron Canada Resources

Kaybob Properties

Notes to Schedule of Revenues, Royalties and Operating Expenses
Year ended December 31, 2003

1.	Basis of Presentation

The Schedule of Revenues, Royalties, and Operating Expenses includes the operating results relating to Chevron Canada Resource’s interest in the following properties, which are collectively referred to as the Kaybob properties:

Kaybob Operated:	Simonette (A pool and B pool), Karr, Bluesky, Fox Creek Viking, Kaybob North BHL Unit #1, Kaybob South BHL Unit #3

Kaybob Non operated:	Kaybob Notikewan Gas Unit, Kaybob North BHL Gas Plant
#2, Triassic Unit, Kaybob South BHL Unit #1, Kaybob
South BHL Unit #2, Simonette Suncor, West Kaybob
Pinto, West Kaybob Musereau, West Kaybob Cecilia,
West Kaybob Elmworth, West Kaybob Kakwa

GORR:	Kaybob, West Kaybob and Simonette

The Schedule of Revenues, Royalties, and Operating Expenses includes only those revenues and operating expenses which are directly related to the properties and does not include any expenses related to exploration, development, general and administrative costs, interest, and income taxes or any provision for depletion, depreciation, amortization, site restoration and abandonment costs.

2.	Significant Accounting Policies

Revenue (includes incidental fee income)

Revenue amounts are calculated by multiplying the sales volume by a deemed price realization for each product as defined below:

Crude and condensate:	Established posted prices less transportation and quality adjustments.

Gas:	Either aggregator contract or average pool price across the entire marketing portfolio less transportation and related costs.

Natural Gas Liquids:	Established posted prices by component less transportation and fractionation costs.

Operating expenses

Operating expenses include property and mineral taxes and licenses as well as all costs related to lifting, field gathering and transporting of products.

Excluded from operating expenses is own use fuel and Central Alberta Midstream gas processing costs. These costs do not necessarily reflect an industry rate.

Royalties

Royalties are recorded at the time the product is produced. Royalties are calculated in accordance with the applicable regulations and / or the terms of individual royalty agreements.

April 2, 2004

Auditors’ Report

To the Management of
Chevron Canada Resources

At the request of Chevron Canada Resources, we have audited the schedule of revenues, royalties and operating expenses for the year ended December 31, 2003 for the Fort Liard properties. This financial information is the responsibility of management. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation.

In our opinion, the schedule of revenues, royalties and operating expenses presents fairly, in all material respects, the revenues, royalties and operating expenses for the Fort Liard properties for the year ended December 31, 2003 in accordance with the basis of accounting disclosed in the notes.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Calgary, Alberta

Chevron Canada Resources

Fort Liard Properties

Schedule of Revenues, Royalties and Operating Expenses
(in thousands of Canadian dollars)

		Three Months Ended
	Year Ended December 31	March 31
	2003	2004	2003
		(unaudited)
Revenues	$34,851	$6,870	$9,438
Royalties	(4,407)	(1,148)	(1,312)

	30,444	5,722	8,126
Operating Expenses	(8,347)	(1,801)	(2,187)

Excess of Revenue Over Operating Expenses	22,097	3,921	5,939

See accompanying notes to schedule of Revenues, Royalties, and Operating Expenses for the Properties.

Chevron Canada Resources

Fort Liard Properties

Notes to Schedule of Revenues, Royalties and Operating Expenses
Year ended December 31, 2003

1.	Basis of Presentation

The Schedule of Revenues, Royalties, and Operating Expenses includes the operating results relating to Chevron Canada Resource’s interest in the following properties, which are collectively referred to as the Fort Liard properties:

Operated:	Fort Liard PL9

Non operated:	Fort Liard PL11

The Schedule of Revenues, Royalties, and Operating Expenses includes only those revenues and operating expenses which are directly related to the properties and does not include any expenses related to exploration, development, general and administrative costs, interest, and income taxes or any provision for depletion, depreciation, amortization, site restoration and abandonment costs.

2.	Significant Accounting Policies

Revenue (including incidental fee income)

Revenue amounts are calculated by multiplying the sales volume by a deemed price realization for the product as defined below:

Gas:	either aggregator contract or average pool price across the entire marketing portfolio less transportation and related costs.

Operating expenses

Operating expenses include property and mineral taxes and licenses as well as all costs related to lifting, field gathering and transportation, and processing of products. Own use fuel is excluded from operating expenses.

Royalties

Royalties are recorded at the time the product is produced. Royalties are calculated in accordance with the applicable regulations and / or the terms of individual royalty agreements.

APPENDIX C

COMPILATION REPORT OF ERNST & YOUNG LLP AND
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

COMPILATION REPORT
ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors of Paramount Resources Ltd.

We have read the accompanying unaudited pro forma consolidated balance sheet of Paramount Resources Ltd. (“the Company”) as at March 31, 2004 and unaudited pro forma consolidated statements of earnings for the three months then ended and for the year ended December 31, 2003, and have performed the following procedures.

1.	Compared the figures in the columns captioned “Paramount Resources Ltd.” to the unaudited interim consolidated financial statements of the Company as at March 31, 2004 and for the three months then ended, and compared the figures in the column captioned “Paramount Resources Ltd. as Previously Reported” to the audited consolidated financial statements of the Company for the year ended December 31, 2003, as appropriate, and found them to be in agreement.

2.	Compared the figures in the columns captioned “Proposed Acquisition” to the unaudited schedules of revenues, royalties and operating expenses for the Kaybob properties and to the schedules of revenues, royalties and operating expenses for the Fort Liard properties, for the three months ended March 31, 2004 or the audited schedules of revenues, royalties and operating expenses for the assets to be acquired in the Kaybob area in central Alberta and to the schedules of revenues, royalties and operating expenses for the assets to be acquired in the Fort Liard area in the Northwest Territories and northeast British Columbia for the year ended December 31, 2003, as appropriate, adjusted for the individual working interest ownership percentage to be acquired by the Company, and found them to be in agreement.

3.	Compared the figures in the columns captioned “Trust Transaction” to the Company’s accounting records and found them to be in agreement.

4.	Compared the figures in the column captioned “Effect of Recent Accounting Pronouncement” to the Company’s accounting records and found them to be in agreement.

5.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

(a)	the basis for determination of the pro forma adjustments; and

(b)	whether the pro forma consolidated financial statements comply as to form in all material respects with the applicable regulatory requirements.

The officials:

(a)	described to us the basis for determination of the pro forma adjustments; and

(b)	stated that the pro forma statements comply as to form in all material respects with the applicable regulatory requirements.

6.	Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

7.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Paramount Resources Ltd.”, “Effect of Recent Accounting Pronouncement”, “Proposed Acquisition” and “Trust Transaction” as at March 31, 2004 and for the three months then ended, and for the year ended December 31, 2003, as appropriate, and found the amounts in the columns captioned “Paramount Resources Ltd. Restated” and “Pro forma consolidated” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Canada June 17, 2004	/s/ Ernst & Young LLP Chartered Accountants

COMMENTS FOR UNITED STATES READERS ON DIFFERENCES BETWEEN
CANADIAN AND UNITED STATES REPORTING STANDARDS

The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. United States standards do not provide for the issuance of such a report on the compilation of pro forma financial statements. To report in conformity with United States standards on the pro forma adjustments and their application to the pro forma financial statements would require an examination or review which would be substantially greater in scope than the procedures contemplated in the compilation report. Consequently, under United States standards, we would be unable to issue such a compilation report on the accompanying unaudited pro forma consolidated financial statements.

Calgary, Canada June 17, 2004	/s/ Ernst & Young LLP Chartered Accountants

Paramount Resources Ltd.
Pro Forma Consolidated Balance Sheet
(Unaudited) As at March 31, 2004
(in thousands of dollars, except per share amounts)

	Paramount	Proposed		Pro Forma
	Resources Ltd.	Acquisition	Note	Consolidated
Assets
Current assets
Short-term investments	$17,652	$—		$17,652
Accounts receivable	82,434	—		82,434
Financial instruments	4,095	—		4,095
Prepaid expenses	2,298	—		2,298

	106,479	—		106,479

Property, plant and equipment
Property, plant and equipment, at cost	1,557,191	215,847	2(a)	1,773,038
Accumulated depletion and depreciation	(457,075)	—		(457,075)

	1,100,116	215,847		1,315,963
Goodwill	31,621	—		31,621
Other assets	6,943	3,000	2(a)	9,943

	$1,245,159	$218,847		$1,464,006

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$128,672	$3,000	2(a)	$131,672
Financial instruments	14,300	—		14,300
Current portion of long-term debt	1,468	—		1,468

	144,440	3,000		147,440

Long-term debt	344,930	189,000	2(a)	533,930
Asset retirement obligations	65,417	26,847	2(a)	92,264
Future income taxes	199,471	—		199,471

	609,818	215,847		825,665

Shareholders’ Equity
Share capital	197,702	—		197,702
Contributed surplus	1,333	—		1,333
Retained earnings	291,866	—		291,866

	490,901	—		490,901

	$1,245,159	$218,847		$1,464,006

See accompanying notes to the unaudited interim pro forma consolidated financial statements.

Paramount Resources Ltd.
Pro Forma Consolidated Statement of Earnings
(Unaudited) For the three month period ended March 31, 2004
(in thousands of dollars, except per share amounts)

	Paramount	Proposed		Pro Forma
	Resources Ltd.	Acquisition	Note	Consolidated
Revenue
Petroleum and natural gas sales	$105,504	$30,435	2(a)(i)	$135,939
Loss on financial instruments	(6,462)	—		(6,462)
Royalties (net of ARTC)	(20,935)	(7,789)	2(a)(i)	(28,724)
Other income	1,072	—		1,072

	79,179	22,646		101,825

Expenses
Operating	18,487	5,397	2(a)(i)	23,884
Interest	4,338	2,473	2(a)(iv)	6,811
General and administrative	5,840	—		5,840
Lease rentals	1,234	—		1,234
Geological and geophysical	3,992	—		3,992
Dry hole costs	3,015	—		3,015
Gain on sales of property and equipment	(445)	—		(445)
Accretion of asset retirement obligations	1,246	529	2(a)(ii)	1,775
Depletion and depreciation	42,140	10,460	2(a)(iii)	52,600
Unrealized foreign exchange loss on US debt	2,590	—		2,590

	82,437	18,859		101,296

(Loss) earnings before taxes	(3,258)	3,787		529

Income and other taxes
Large corporations tax and other	776	98	2(a)(v)	874
Future income tax (recovery) expense	(7,213)	1,922	2(a)(vi)	(5,291)

	(6,437)	2,020		(4,417)

Net earnings for the period	$3,179	$1,767		$4,946

Net earnings per common share
Basic	$0.05			$0.08
Diluted	$0.05			$0.08
Weighted average common shares outstanding (thousands of shares)
Basic	59,560			59,560
Diluted	60,209			60,209

See accompanying notes to the unaudited pro forma consolidated financial statements.

Paramount Resources Ltd.
Pro Forma Consolidated Statement of Earnings
(Unaudited) For the year ended December 31, 2003
(in thousands of dollars, except per share amounts)

	Paramount
	Resources	Effect	Paramount
	Ltd. As	of Recent	Resources
	Previously	Accounting	Ltd.	Proposed		Trust		Pro Forma
	Reported	Pronouncement	Restated	Acquisition	Note	Transaction	Note	Consolidated
		(Note 3)
Revenue
Petroleum and natural gas sales	$434,059	$—	$434,059	$139,181	2(a)(i)	$(33,725)	2(b)(iii)	$539,515
Commodity hedging loss	(53,204)	—	(53,204)	—		5,341	2(b)(vi)	(47,863)
Royalties (net of ARTC)	(82,512)	—	(82,512)	(31,903)	2(a)(i)	2,217	2(b)(iii)	(112,198)
Loss on sale of investments	(1,020)	—	(1,020)	—		—		(1,020)
Other income	2,012	—	2,012	—		—		2,012

	299,335	—	299,335	107,278		(26,167)		380,446

Expenses
Operating	81,193	—	81,193	22,331	2(a)(i)	(5,158)	2(b)(iii)	98,366
Interest	19,917	—	19,917	9,893	2(a)(iv)	(2,586)	2(b)(i)	27,224
General and administrative	19,898	—	19,898	—		(255)	2(b)(ii)	19,643
Bad debt expense	5,977	—	5,977	—		—		5,977
Lease rentals	3,574	—	3,574	—		—		3,574
Geological and geophysical	8,450	—	8,450	—		—		8,450
Dry hole costs	36,600	—	36,600	—		—		36,600
Loss on sales of property and equipment	3,660	—	3,660	—		—		3,660
Provision for future site restoration and abandonment costs	4,462	(418)	4,044	2,114	2(a)(ii)	(258)	2(b)(iv)	5,900
Depletion and depreciation	163,413	2,889	166,302	35,821	2(a)(iii)	(5,024)	2(b)(iv)	197,099
Write down of petroleum and natural gas properties	10,418	—	10,418	—		—		10,418
Unrealized foreign exchange gain on US debt	(1,566)	—	(1,566)	—		—		(1,566)

	355,996	2,471	358,467	70,159		(13,281)		415,345

(Loss) earnings before taxes	(56,661)	(2,471)	(59,132)	37,119		(12,886)		(34,899)

Income and other taxes
Large corporations tax and other	2,875	—	2,875	467	2(a)(v)	—		3,342
Future income tax (recovery) expense	(62,169)	(1,031)	(63,200)	16,058	2(a)(vi)	(4,293)	2(b)(v)	(51,435)

	(59,294)	(1,031)	(60,325)	16,525		(4,293)		(48,093)

Net earnings (loss) for the year	$2,633	$(1,440)	$1,193	$20,594		$(8,593)		$13,194

Net earnings per common share
Basic	$0.04	$(0.02)	$0.02					$0.22
Diluted	$0.04	$(0.02)	$0.02					$0.22
Weighted average common shares outstanding (thousands of shares)
Basic	60,098		60,098					60,098
Diluted	60,472		60,472					60,472

See accompanying notes to the unaudited pro forma consolidated financial statements.

Notes to the Pro Forma Consolidated Financial Statements
Unaudited
(all tabular amounts expressed in thousands of dollars unless otherwise noted, except per share amounts)

1.	Basis of Presentation

The accompanying unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of earnings of Paramount Resources Ltd. (“Paramount” or the “Company”) have been prepared for inclusion in this prospectus and US registration statement (collectively the “Prospectus”) to reflect both the acquisition of certain oil and natural gas properties in Western Canada and Northwest Territories (the “Proposed Acquisition”), as described in note 2(a), and the disposition of assets to Paramount Energy Trust (the “Trust”), as described in note 2(b) (the “Trust Transaction”).

The unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of earnings have been prepared by management based upon information derived from the audited consolidated financial statements of Paramount for the year ended December 31, 2003, the unaudited consolidated financial statements of Paramount as at and for the three month period ended March 31, 2004, the unaudited schedules of revenues, royalties and operating expenses for the Kaybob properties and the unaudited schedules of revenues, royalties and operating expenses for the Fort Liard properties for the three months ended March 31, 2004, and the audited schedules of revenues, royalties and operating expenses for the Kaybob properties and the audited schedules of revenues, royalties and operating expenses for the Fort Liard properties for the year ended December 31, 2003. In the opinion of management of Paramount, the unaudited pro forma consolidated balance sheet and unaudited pro- forma consolidated statements of earnings have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include all adjustments necessary for the fair presentation of the transactions described in notes 2 and 3. The unaudited pro forma consolidated statements of earnings for the three month period ended March 31, 2004 and the year ended December 31, 2003 give effect to the Proposed Acquisition and the Trust Transaction as if they had taken place on January 1, 2003. The unaudited pro forma consolidated balance sheet as at March 31, 2004 gives effect to the Proposed Acquisition as if it had taken place on March 31, 2004.

Accounting policies used in the preparation of the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of earnings are consistent with those used in the historical financial statements of Paramount except as described in note 3. Accordingly, they should be read in conjunction with Paramount’s unaudited consolidated financial statements as at and for the three months ended March 31, 2004 and its audited consolidated financial statements as at and for the year ended December 31, 2003.

The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of earnings may not be indicative of the results of the operations that would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future.

2.	Pro Forma Adjustments and Assumptions

(a)	Proposed Acquisition

On May 25, 2004, Paramount announced that it had entered into an agreement to complete the Proposed Acquisition for $189 million, subject to adjustments. The acquisition is expected to be completed on or about June 30, 2004. The Company has arranged for a $180 million non-revolving bridge financing with a Canadian chartered bank. The bridge financing and the Company’s existing credit facility will be used to finance the Proposed Acquisition of $189 million. $3.0 million of financing charges related to the bridge financing have been capitalized to other assets and will be amortized over 5 years.

Notes to the Pro Forma Consolidated Financial Statements
Unaudited
(all tabular amounts expressed in thousands of dollars unless otherwise noted, except per share amounts)

The following table summarizes the estimated fair value of the net assets acquired:

Property, plant, and equipment	$215,847
Less: Asset retirement obligation	26,847

$189,000

The unaudited pro forma consolidated statements of earnings for the three months ended March 31, 2004 and the year ended December 31, 2003, give effect to the Proposed Acquisition and take into account the following adjustments:

(i)	Revenues, royalties and operating expenses that relate to the oil and natural gas properties being acquired have been added for the three month period ended March 31, 2004 and the year ended December 31, 2003. These amounts have been determined by applying the working interest being acquired by the Company in the Proposed Acquisition to the relevant schedules of revenue, royalties and operating expenses for the Kaybob and Fort Liard properties prepared by Chevron Canada Limited and Chevron Canada Reserves as follows:

Three Months Ended March 31, 2004
(in thousands of dollars)

					Paramount’s
	Chevron	Paramount’s			Net Share of
	Kaybob	Net Share	Chevron	Fee Income	Kaybob and
	(Gross)	of Kaybob	Fort Liard	Reclass	Fort Liard
Revenues	$38,782	$24,285	$6,870	$(720)	$30,435
Royalties	(11,002)	(6,641)	(1,148)		(7,789)

	27,780	17,644	5,722	(720)	22,646
Operating expenses	(6,050)	(4,316)	(1,801)	720	(5,397)

Excess of revenues over operating expenses	$21,730	$13,328	$3,921	$—	$17,249

Year Ended December 31, 2003
(in thousands of dollars)

					Paramount’s
	Chevron	Paramount’s			Net Share of
	Kaybob	Net Share	Chevron	Fee Income	Kaybob and
	(Gross)	of Kaybob	Fort Liard	Reclass	Fort Liard
Revenues	$162,391	$106,914	$34,851	$(2,584)	$139,181
Royalties	(44,483)	(27,496)	(4,407)		(31,903)

	117,908	79,418	30,444	(2,584)	107,278
Operating expenses	(23,928)	(16,568)	(8,347)	2,584	(22,331)

Excess of revenues over operating expenses	$93,980	$62,850	$22,097	$—	$84,947

Notes to the Pro Forma Consolidated Financial Statements
Unaudited
(all tabular amounts expressed in thousands of dollars unless otherwise noted, except per share amounts)

(ii)	Asset retirement obligations assumed as a result of the Proposed Acquisition, have resulted in accretion of asset retirement obligations increasing by $0.5 million and $2.1 million for the three month period ended March 31, 2004 and the year ended December 31, 2003, respectively.

(iii)	For the three months ended March 31, 2004 and the year ended December 31, 2003, depletion and depreciation expense has been increased by $10.5 million and $35.8 million, respectively, to reflect the pro forma increase in the carrying value of property, plant and equipment of $215.8 million as a result of the Proposed Acquisition.

(iv)	Interest expense has been increased by $2.5 million and $9.9 million for the three month period ended March 31, 2004 and the year ended December 31, 2003, respectively, as a result of the interest on $189 million increase in Paramount’s debt to fund the Proposed Acquisition and amortization of $3.0 million of other assets. Interest has been recorded at 5.0% per annum on the $180 million bridge financing and 3.25% per annum on the $9 million increase in the Company’s existing credit facility.

(v)	Large corporations tax has been increased by $0.1 million and $0.5 million for the three month period ended March 31, 2004 and the year ended December 31, 2003, respectively, as a result of the increase in Paramount’s long-term debt.

(vi)	Future income tax recovery has decreased by $1.9 million and $16.1 million for the three months ended March 31, 2004 and the year ended December 31, 2003, respectively, to reflect the tax effect of the pro forma adjustments described above.

(b)	Trust Transaction

During 2003, Paramount completed the formation and restructuring of the Trust through the following transactions:

•	On February 3, 2003, Paramount transferred to the Trust natural gas properties in the Legend area of Northeast Alberta for net proceeds of $28 million and 9,907,767 units of the Trust.

•	On February 3, 2003, Paramount declared a dividend-in-kind of $51 million, consisting of an aggregate of 9,907,767 units of the Trust. The dividend was paid to all holders of Paramount common shares of record on the close of business on February 11, 2003. The dividend was declared after the Trust received all regulatory clearances with respect to its final prospectus and registration statement in the United States. The final prospectus and registration statement qualified and registered (i) the Dividend Trust Units, (ii) rights to purchase further Trust Units, and (iii) the Trust Units issuable upon exercise of the Rights.

•	On March 11, 2003, in conjunction with the closing of a rights offering by the Trust, Paramount disposed of additional natural gas properties in Northeast Alberta to Paramount Operating Trust for net proceeds of $167 million.

The unaudited pro forma consolidated statement of earnings for the year ended December 31, 2003 gives effect to the Trust Transaction and takes into account the following adjustments:

Notes to the Pro Forma Consolidated Financial Statements
Unaudited
(all tabular amounts expressed in thousands of dollars unless otherwise noted, except per share amounts)

(i)	Decrease in interest expense of $2.6 million due to the assumed reduction in Paramount’s debt of $250 million resulting from the cash consideration received. Interest has been recorded at 11.5% per annum on Paramount’s bridge facility of $61.9 million and 6% per annum on the decrease in Paramount’s production facility of $188.1 million.

(ii)	General and administrative expenses have been decreased by $0.3 million as a result of the disposition of assets to the Trust. General and administrative expenses were allocated to the Trust based on the proportion of Paramount employees that were associated with the Trust assets.

(iii)	Revenues, royalties and operating expenses that related specifically to the Trust assets have been removed as follows:

Year ended
December 31,
2003
Petroleum and natural gas sales	$33,725
Royalties (net of ARTC)	$2,217
Operating expenses	$5,158

(iv)	The provisions for depletion and depreciation, and accretion of asset retirement obligations for the year ended December 31, 2003 have been reduced by $5.0 million and $0.3 million, respectively, due to lower production levels as a result of the disposition of the Trust assets. The reduction was determined based on proportionate oil and gas production levels of the Trust assets as compared to the remainder of Paramount’s oil and gas assets.

(v)	Future income tax has been adjusted to account for the Trust transaction. For the year ended December 31, 2003, the increase in future income tax recovery was $4.3 million and the reduction in large corporations tax and other tax expense was $nil.

(vi)	Commodity hedging losses have been allocated to the Trust based on proportionate oil and gas revenues for the Trust assets as compared to oil and gas revenues for the remainder of Paramount’s assets. For the year ended December 31, 2003, the commodity hedging losses allocated to the Trust were $5.3 million.

3.	Effect of recent accounting pronouncements

On January 1, 2004, Paramount retroactively adopted, with restatement, the Canadian Institute of Chartered Accountants, (“CICA”) recommendations on Asset Retirement Obligations, which requires liability recognition for fair value of retirement obligations associated with long-lived assets. As a result of the retroactive adoption of this recommendation, the following adjustments have been applied to Paramount’s unaudited pro forma consolidated statement of earnings for the years ended December 31, 2003 and 2002: Paramount’s accretion of asset retirement obligations has decreased by $0.4 million and $1.1 million, respectively; depletion and depreciation has increased by $2.9 million and $4.6 million, respectively; and future income tax recovery has increased by $1.0 million and $2.4 million, respectively.

Notes to the Pro Forma Consolidated Financial Statements
Unaudited
(all tabular amounts expressed in thousands of dollars unless otherwise noted, except per share amounts)

4.	Reconciliation of pro forma financial statements to United States generally accepted accounting principles

The application of United States generally accepted accounting principles (“US GAAP”) would have the following effects on Paramount’s unaudited pro forma consolidated net earnings:

	Three month
	period ending	Year ended
	March 31, 2004	December 31, 2003
Pro forma net earnings for the period	$4,946	$13,194
Adjustments, net of tax
Forward foreign exchange contracts and other financial instruments (a)	—	3,411
Impairments and related change in depletion and depreciation (c)	1,088	6,762
Short-term investments (d)	112	428
General and administrative (f)	(101)	1,049
Earnings from discontinued operations (g)	—	(8,593)

Earnings before discontinued operations and change in accounting policy for the period — US GAAP	$6,045	$16,251

Earnings from discontinued operations (g)	—	8,593
Change in accounting policy — asset retirement obligations (h)	—	(4,127)

Net earnings for the period — US GAAP	$6,045	$20,717

Net earnings before discontinued operations and change in accounting policy per common share — US GAAP
Basic	$0.10	$0.27
Diluted	$0.10	$0.27
Net earnings per common share — US GAAP
Basic	$0.10	$0.34
Diluted	$0.10	$0.34

Notes to the Pro Forma Consolidated Financial Statements
Unaudited
(all tabular amounts expressed in thousands of dollars unless otherwise noted, except per share amounts)

The application of US GAAP would have the following effect on the unaudited pro forma consolidated balance sheet at March 31, 2004:

	Canadian GAAP	US GAAP
Assets
Short-term investments (d)	$17,652	$18,552
Property, plant and equipment (c)	1,315,963	1,213,063
Liabilities
Financial instruments (a)	14,300	12,632
Future income taxes (c)(d)(f)	199,471	161,338
Shareholder’s Equity
Contributed surplus (f)	—	101
Retained earnings(c)(d)(f)	$291,866	$230,273

a)	Forward foreign exchange contracts and other financial instruments

Prior to January 1, 2004, Paramount had designated, for Canadian GAAP purposes, its derivative financial instruments as hedges of anticipated revenue and expenses. In accordance with Canadian GAAP, payments or receipts on these contracts were recognized in income concurrently with the hedged transaction. Accordingly, the fair value of contracts deemed to be hedges was not previously reflected in the statements of earnings. As disclosed in Note 2 of the unaudited interim consolidated financial statements as at and for the three months ended March 31, 2004, effective January 1, 2004, the Company has elected not to designate any of its financial instruments as hedges for Canadian GAAP purposes thus eliminating a US GAAP/Canadian GAAP difference in future periods.

For US purposes, the Company has adopted Statement of Financial Accounting Standards (“SFAS”) No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities. With the adoption of this standard, all derivative instruments are recognized on the consolidated balance sheet at fair value. The statement requires that changes in the derivative instrument’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

Management has not designated any of the currently held financial instruments as hedges for US GAAP purposes and accordingly, these derivatives have been recognized on the pro forma consolidated balance sheet at fair value with the change in their fair value recognized in earnings.

Under US GAAP for the three month period ending March 31, 2004, the deferred financial instrument asset of $3.3 million and the deferred financial instrument liability of $1.8 million described in note 2 of the unaudited interim consolidated financial statements as at March 31, 2004 and for the three months then ended would not be recorded for US GAAP purposes. For the year ended December 31, 2003, additional income of $5.7 million (net of tax — $3.4 million) would have been recorded for US GAAP purposes.

b)	Future income taxes

The Canadian liability method of accounting for income taxes is similar to the provisions of US SFAS No. 109 “Accounting for Income Taxes”, which requires the recognition of future tax assets

Notes to the Pro Forma Consolidated Financial Statements
Unaudited
(all tabular amounts expressed in thousands of dollars unless otherwise noted, except per share amounts)

and liabilities for the expected future tax consequences of events that have been recognized in Paramount’s pro forma financial statements or tax returns. Pursuant to US GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted rates. For the three month period ending March 31, 2004 and the year ended December 31, 2003, this difference did not impact Paramount’s financial position or results of operations.

c)	Impairments

Under both US and Canadian GAAP, property, plant and equipment must be assessed for potential impairments. Under US GAAP, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, then an impairment loss (the amount by which the carrying amount of the asset exceeds the fair value of the asset) should be recognized. Fair value is calculated as the present value of estimated expected future cash flows. Prior to January 1, 2004, under Canadian GAAP, the impairment loss was the difference between the carrying value of the asset and its net recoverable amount (undiscounted). Effective January 1, 2004, the CICA implemented a new pronouncement on impairment of long-lived assets which eliminated this US/Canadian GAAP difference going forward. For the three month period ending March 31, 2004, and the year ended December 31, 2003, no impairment charge would be recorded and a reduction in depletion and depreciation expense of $1.8 million (net of tax — $1.1 million) and $11.3 million (net of tax — $6.8 million), respectively, would be recorded due to impairment charges recorded in fiscal 2002 and 2001 under US GAAP. The resulting differences in recorded carrying values of impaired assets result in further differences in depletion and depreciation expense in subsequent periods.

d)	Short-term investments

Under US GAAP, equity securities that are bought and sold in the short-term are classified as trading securities. Unrealized holding gains and losses related to trading securities are included in earnings as incurred. Under Canadian GAAP , these gains and losses are not recognized in earnings until the security is sold. As at March 31, 2004 and December 31, 2003, the Company had unrealized holding gains of $0.9 million (net of tax — $0.5 million) and $0.7 million (net of tax — $0.4 million), respectively. The net increase of $0.2 million (net of tax — $0.1 million) has been recorded for US GAAP purposes for the three months ended March 31, 2004.

e)	Other comprehensive income

Under US GAAP, certain items such as the unrealized gain or loss on derivative instrument contracts designated and effective as cash flow hedges are included in other comprehensive income. In these unaudited pro forma consolidated financial statements, there are no comprehensive income items other than net earnings.

f)	Stock-based compensation

The Company has granted stock options to selected employees, directors and officers. For US GAAP purposes, SFAS 123, “Accounting for Stock-Based Compensation”, requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock-based compensation cost.

Notes to the Pro Forma Consolidated Financial Statements
Unaudited
(all tabular amounts expressed in thousands of dollars unless otherwise noted, except per share amounts)

The following table summarizes the pro forma effect on earnings had the Company recorded the fair value of options granted:

	Three month
	period ending	Year ended
	March 31, 2004	December 31, 2003
Net earnings for the period — US GAAP	$6,045	$20,717
Stock-based compensation determined under the fair value based method for all awards, net of related tax effects	101	(1,049)

Pro forma net earnings — US GAAP	6,146	19,668

Net earnings per common share
Basic
As reported	0.10	0.34
Pro forma	0.10	0.34
Diluted
As reported	0.10	0.33
Pro forma	0.10	0.33

Under APB Opinion 25, the re-pricing of outstanding stock options under a fixed price stock option plan results in these options being accounted for as variable price options from the date of the modification until they are exercised, forfeited or expire. For the three months ended March 31, 2004, an additional $0.7 million (year ended December 31, 2003 — $0.2 million) would have been recorded as general and administrative expense related to the re-pricing of outstanding stock options and for the three months ended March 31, 2004, $0.6 million (year ended December 31, 2003 — $1.2 million) of general and administrative expenses related to stock options under Canadian GAAP would be reversed as the Company has chosen not to account for its options using the fair value method under SFAS 123.

g)	Discontinued operations

Under US GAAP, the Trust Transaction as described in note 2(b) would be accounted for as discontinued operations as the applicable criteria set out in SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” had been met. Accordingly, net earnings from discontinued operations would have totalled $nil for the three months ended March 31, 2004 and $12.9 million (net of tax — $8.6 million), or $0.14 per basic and diluted common share for the year ended December 31, 2003.

h)	Asset retirement obligations

The Company has retroactively adopted, with restatement, the CICA recommendations on Asset Retirement Obligations, see note 2 of the unaudited interim consolidated financial statements as at and for the three months ended March 31, 2004. For US GAAP purposes, the Company has adopted SFAS No. 143, Accounting for Asset Retirement Obligations effective January 1, 2003. For US GAAP, the cumulative impact upon adoption of SFAS No. 143 for the year ended December 31, 2003, is a $6.8 million (net of tax — $4.1 million) charge to earnings or $0.07 per basic and diluted common share. For Canadian GAAP purposes, upon adoption on January 1, 2004, the retroactive effect of this pronouncement on prior years was reflected in opening retained earnings for the earliest period presented.